UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2007

Commission File No. 1-13726

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

CHESAPEAKE ENERGY CORPORATION
SAVINGS AND INCENTIVE STOCK BONUS PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

CHESAPEAKE ENERGY CORPORATION
6100 North Western Avenue
Oklahoma City, OK  73118

Chesapeake Energy Corporation
Savings and Incentive Stock Bonus Plan
Index

Page
Report of Independent Registered Public Accounting Firm	1
Financial Statements
Statements of Net Assets Available for Benefits at December 31, 2007 and 2006	2

Statements of Changes in Net Assets Available for Benefits for the Years Ended December 31, 2007 and 2006	3
Notes to Financial Statements	4
Supplemental Schedules
Schedule H, line 4i-Schedule of Assets (Held at End of Year) at December 31, 2007	11
Schedule H, line 4j-Schedule of Reportable Transactions for the Year Ended December 31, 2007	12

Note: Other schedules required by section 2520-103.10 of the Department of Labor’s
Rules and Regulations for Reporting and Disclosure under the Employee
Retirement Income Security  Act of 1974 (ERISA) have been omitted because they are not applicable.

Signatures	13
Exhibit Index
Exhibit 23

Report of Independent Registered Public Accounting Firm

To the Participants of the Chesapeake Energy Corporation Savings and Incentive Stock Bonus Plan and the Members of the Employee Compensation and Benefits Committee of Chesapeake Energy Corporation:

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Chesapeake Energy Corporation Savings and Incentive Stock Bonus Plan (the “Plan”) at December 31, 2007 and 2006, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.  We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedules of Assets (Held at End of Year) and Reportable Transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  These supplemental schedules are the responsibility of the Plan's management.  The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

As further discussed in Note 1, effective January 1, 2007, the Nomac Drilling 401(k) Plan merged into the Chesapeake Energy Corporation Savings and Incentive Stock Bonus Plan.

/s/  PricewaterhouseCoopers LLP
Tulsa, Oklahoma
June 30, 2008

Chesapeake Energy Corporation
Savings and Incentive Stock Bonus Plan
Statements of Net Assets Available for Benefits
December 31, 2007 and 2006

	December 31,
	2007	2006

Assets:
Investments, at fair value	$276,377,528	$168,564,003
Receivables:
Employer contributions	215,502	715,614
Participant contributions	1,311	453,806
Dividends	291,108	230,800
Total assets	276,885,449	169,964,223

Liabilities:
Accrued administrative expenses	52,155	53,480
Excess contributions payable	16,768	—
Total liabilities	68,923	53,480

Net assets available for benefits, at fair value	276,816,526	169,910,743

Adjustment from fair value to contract value for fully benefit- responsive investment contracts	345,106	74,377

Net assets available for benefits	$277,161,632	$169,985,120

The accompanying notes are an integral part of these financial statements.

Chesapeake Energy Corporation
Savings and Incentive Stock Bonus Plan
Statements of Changes in Net Assets Available for Benefits
Years Ended December 31, 2007 and 2006

	Years Ended December 31,
	2007	2006

Investment income (loss):
Interest and dividends	$1,600,287	$2,527,122
Net appreciation (depreciation) in fair value of investments	48,522,966	(6,852,737)
Total investment income (loss)	50,123,253	(4,325,615)

Contributions:
Employer	25,794,467	15,897,766
Participants	32,212,562	17,886,070
Total contributions	58,007,029	33,783,836
Total additions	108,130,282	29,458,221

Deductions:
Benefits paid to participants	(11,363,259)	(15,362,560)
Administrative expenses	(179,640)	(269,760)
Total deductions	(11,542,899)	(15,632,320)

Net increase before transfers	96,587,383	13,825,901

Transfers: (See Note 2)
From Columbia Natural Resources 401(k) Plan	1,651,425	5,478,168
From Hodges Trucking Company 401(k) Plan	—	587,544
From Nomac Drilling 401(k) Plan	8,937,704	87,818
Net transfers in	10,589,129	6,153,530

Net increase in net assets available for benefits	107,176,512	19,979,431

Net assets available for benefits:
Beginning of year	169,985,120	150,005,689
End of year	$277,161,632	$169,985,120

The accompanying notes are an integral part of these financial statements.

Chesapeake Energy Corporation
Savings and Incentive Stock Bonus Plan
Notes to Financial Statements
December 31, 2007 and 2006

1.           Description of the Plan

The following is a brief summary of the various provisions of the Chesapeake Energy Corporation Savings and Incentive Stock Bonus Plan (the "Plan").  Participants should refer to the Plan agreement for a complete description of the Plan's provisions.

General
The Plan is a defined contribution plan that covers all employees of Chesapeake Energy Corporation (the “Company”) and its subsidiaries, except for hourly employees of Chesapeake Appalachia, L.L.C., a wholly-owned subsidiary, that are members of the United Steel Workers of America Union.  Any covered employee who is at least 21 years old and has completed approximately three months of employment with the Company is eligible to participate in the Plan.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).  Effective January 1, 2007, the Plan’s trustee and recordkeeper changed from Union Bank of California, N.A. to Principal Financial Group.

Transfers from Other Plans
The Statements of Changes in Net Assets Available for Benefits reflect the net amount of transfers from other plans.

Effective January 1, 2007, non-union hourly employees of Chesapeake Appalachia, L.L.C. became covered by the plan.  As a result, net assets of $1,651,425 were transferred into the Plan from the Columbia Natural Resources, LLC 401(k) Plan.  On January 1, 2006, exempt and non-exempt salary employees of Chesapeake Appalachia, L.L.C. became covered by the Plan.  As a result, on March 2, 2006, net assets of $5,478,168 were transferred into the Plan from the Columbia Natural Resources, LLC 401(k) Plan.

Net assets of $587,544 from Hodges Trucking Company 401(k) Plan were transferred into the Plan in July 2006 as a result of the acquisition of the Hodges Trucking Company by the Company in January 2006 and the subsequent termination of its 401(k) plan.

Effective January 1, 2007, the Nomac Drilling 401(k) Plan merged into the Plan.  All assets of the Nomac Drilling 401(k) Plan, totaling $8,937,704, were transferred to the Plan on January 5, 2007.  During 2006, some Nomac employees transferred employment to the Company.  As a result, net assets of $87,818 were transferred into the Plan from the Nomac Drilling 401(k) Plan.  The merger of the Nomac Drilling 401(k) Plan is presented in the beginning of year balances on the Form 5500.

Contributions
Each year, participants may contribute up to 75% of pre-tax annual compensation, as defined by the Plan.  Participants may also contribute amounts representing rollover distributions from other qualified plans.  In addition, participants who are age 50 and above may elect to make “catch-up” contributions, limited to $5,000 for 2007.

The Company matches 100% of participant contributions up to 15% of eligible participant compensation. Profit-sharing contributions may be made at the discretion of the Company's board of directors.  No discretionary profit-sharing contributions were made in 2007 or 2006.  Contributions are subject to certain annual Internal Revenue Service limitations.

Chesapeake Energy Corporation
Savings and Incentive Stock Bonus Plan
Notes to Financial Statements
December 31, 2007 and 2006

The Company’s matching contribution is made in cash and shares of Company common stock which have been forfeited to the Plan by terminated participants.  Any contribution in cash is used to purchase shares of Company common stock on the open market.  Participants may also elect to direct all or a portion of their contributions into Company common stock.  Employees are allowed to direct the investment of 100% of employer stock from Company matching contributions after:

(a)	reaching age 55, or
(b)	completing at least three years of vesting service.

Notwithstanding the above, to the extent employer stock from Company matching contributions was held in participant accounts on December 31, 2006, employees entitled to direct the transfer of employer stock as described in (b) above, may direct the transfer of a portion of such employer stock in the following percentages: 33% during the plan year beginning in 2007, 66% during the plan year beginning in 2008, and 100% during the plan year beginning in 2009.

Participant Accounts
Each participant's account is credited with the participant's contribution and allocations of the Company's contribution and Plan earnings.  Allocations are based on participant earnings or account balances, as defined.  The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account balance.

Vesting
Participants are immediately vested in their personal contributions plus actual earnings thereon.  Vesting in the Company's matching and profit-sharing contributions plus actual earnings thereon is based on years of credited service or participant age.  A participant becomes 100% vested after five years of credited service under a graded vesting schedule.

Participant Loans
Participants may borrow from their accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance.  Loan terms range from one to five years or up to ten years for the purchase of a primary residence.  The loans are collateralized by the balance in the participant's account and bear interest at the prime rate in effect at the time of loan origination.  The prime rate at December 31, 2007 was 7.25%.  Principal and interest are paid ratably through bi-weekly payroll deductions.  Interest rates on loans outstanding at December 31, 2007 ranged from 4.00% to 10.50% with loans maturing at various dates through 2017.

Payment of Benefits
Upon termination of service due to death, retirement or separation from service, a participant may elect to receive either a lump-sum amount equal to the value of the participant's vested interest in his or her account, or have the value rolled over to another qualified plan or IRA.  Participants may elect to have the value of investments in vested Company common stock paid in cash or shares of common stock.

Chesapeake Energy Corporation
Savings and Incentive Stock Bonus Plan
Notes to Financial Statements
December 31, 2007 and 2006

Amounts Forfeited
Forfeited non-vested amounts are used to pay administrative expenses of the Plan or to restore unvested amounts to re-employed participants.  Forfeitures are also used to reduce Company contributions into the Plan.  Unallocated forfeited non-vested accounts totaled $388,240 and $985,722 at December 31, 2007 and 2006, respectively.  During 2007 and 2006, administrative expenses were reduced by $149,082 and $245,745, respectively, and employer matching contributions were reduced by $2,095,321 and by $56,432, respectively, from forfeited non-vested accounts.

2.           Summary of Significant Accounting Policies

Basis of Accounting
The financial statements of the Plan are prepared under the accrual method of accounting.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the plan administrator to make estimates and assumptions that affect the reported amounts of net assets available for benefits and, when applicable, disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of changes in net assets available for benefits during the reporting period.  Actual results could differ from those estimates.

Investment Valuation and Income Recognition
The Plan's investments are stated at fair value.  Shares of mutual funds are valued at net asset value on the last business day of the year.  Company common stock is valued at the closing market price on the last business day of the year, as reported by the New York Stock Exchange.  Participant loans are valued at outstanding principal balances plus accrued interest, which approximates fair value.

Units of pooled separate accounts are recorded at estimated unit value based on the estimated market value of the underlying assets net of annual expense charges divided by the beginning units.

The Plan included units of a common/collective trust through May 11, 2007.  These units of common/collective trusts are recorded at estimated fair value based on information reported by the respective trustees using the audited financial statements of the common/collective trusts.

Effective January 1, 2007, the Plan entered into a benefit-responsive investment contract with Principal.  Principal maintains the contributions in a general account.  The account is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses.  Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at the contract value.  However, the Company will be assessed a penalty of 5% of the contract value if it were to discontinue the investment contract without a 12-month notification to Principal.  Under the FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans, this investment is presented at fair value in the Statement of Net Assets Available for Benefits and in the table of investments held by the Plan representing 5% or more of the Plan's net assets (Note 4).  In determining the net assets available for benefits, the investment contract is recorded at its contract value, which is equal to the principal balance plus accrued interest.  There are no reserves against the contract value for credit risk of the contract issuer or otherwise.  The crediting interest rates are reset every January 1 and July 1 as determined by Principal, and were 3.25% and 3.10% for interest rate periods January 1, 2007 through June 30, 2007 and July 1, 2007 through December 31, 2007, respectively.  The average yield for 2007 was 2.56%.

Chesapeake Energy Corporation
Savings and Incentive Stock Bonus Plan
Notes to Financial Statements
December 31, 2007 and 2006

Purchases and sales of securities are recorded on a trade-date basis.  Investment income is recorded on the accrual basis.  Dividends are recorded on the ex-dividend date. The Statements of Changes in Net Assets Available for Benefits present the net appreciation (depreciation) in the fair value of investments, reflecting the realized gains and losses and the unrealized appreciation (depreciation) on those investments during the years presented.

Payment of Benefits
Benefits are recorded when paid.

Risks and Uncertainties
Investment securities are exposed to various risks, such as interest rate, market, and credit risk.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the value of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits and the Statements of Changes in Net Assets Available for Benefits.

Plan Expenses
Trustee and recordkeeper fees are paid by the Plan.  Certain plan expenses, such as annual audit fees, are paid by the plan sponsor and are not included in these financial statements.

New Accounting Pronouncements
In September 2006, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 157, Fair Value Measurements.  SFAS 157 establishes a framework for measuring fair value of assets and liabilities and expands disclosures about fair value measurements.  In November 2007, the effective date was delayed by one year for all non-financial assets and liabilities, except those that are recognized or disclosed at fair value on a recurring basis.  The provisions of SFAS 157 that were not delayed are effective for financial statements issued for fiscal years beginning after November 15, 2007.  The adoption of SFAS 157 is not expected to have a material effect on our reported net assets available for benefits or changes in net assets available for benefits.

Chesapeake Energy Corporation
Savings and Incentive Stock Bonus Plan
Notes to Financial Statements
December 31, 2007 and 2006

3.           Investments

The following presents investments that represented 5% or more of the Plan’s net assets at December 31, 2007 and 2006:

	2007		2006
Chesapeake Energy Corporation common stock	$169,058,218	*	$111,745,500	*

Balances include nonparticipant-directed investments

For the years ended December 31, 2007 and 2006, the plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

	2007	2006

Mutual funds	$664,007	$3,518,843
Common stocks	47,858,959	(10,371,580)

Total	$48,522,966	$(6,852,737)

4.           Nonparticipant-directed Investments

The Company’s discretionary contribution is automatically invested in Company common stock. Employees also have the option of investing their contributions, or a portion thereof, in Company common stock.  Since the activity of the non-participant directed and participant-directed investments in the Company’s common stock is combined, the entire investment is considered non-participant directed for purposes of this disclosure. Information regarding the net assets available for benefits and the changes in net assets available for benefits for Company common stock is shown below:

	2007	2006

Net assets, beginning balance:
Chesapeake Energy Corporation common stock	$111,745,500	$115,904,807

Changes in net assets:
Contributions	32,859,555	18,625,962
Dividend income	1,062,340	877,940
Net appreciation (depreciation)	47,985,114	(10,371,580)
Benefits paid to participants	(6,090,130)	(12,161,709)
Transfers to other investment options, net	(18,504,161)	(1,129,920)

Net increase (decrease) during the year	57,312,718	(4,159,307)

Net assets, ending balance:
Chesapeake Energy Corporation common stock	$169,058,218	$111,745,500

Chesapeake Energy Corporation
Savings and Incentive Stock Bonus Plan
Notes to Financial Statements
December 31, 2007 and 2006

5.           Party-in-interest Transactions

The Plan invests in Company common stock.  These transactions represent investments in the Company and, therefore, constitute party-in-interest transactions.  Further, certain Plan investments are units of pooled separate accounts or an investment contract managed by Principal Financial Group, which served as the trustee of the Plan in 2007.  Certain Plan investments were units of mutual funds and common collective trusts managed by Union Bank of California, N.A, which served as the trustee of the Plan in 2006.  These transactions also are considered party-in-interest transactions.  During 2007 and 2006, there were 556 and 166 purchases of Company common stock for a total purchase price of $46,451,357 and $16,247,211, respectively, and 1,046 and 229 sales of Company common stock for a total selling price of $35,728,501 and $12,004,977, respectively.

The market price for Chesapeake common stock at December 31, 2007 and 2006 was $39.20 and $29.05, respectively.  The closing market price at June 27, 2008 was $64.09.

6.           Tax Status

The Plan has received an Internal Revenue Service opinion letter dated November 12, 2004, with respect to the prototype adopted by the Plan, which indicates that the prototype as designed at the date of the letter is in compliance with the applicable requirements of the Internal Revenue Code.  The Plan Administrator believes the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code.  Therefore, no provision for income taxes has been included in the Plan's financial statements.

7.           Plan Termination

Although the Company has not expressed any intent to do so, the Company reserves the right to change, amend or discontinue the Plan at any time, subject to the provisions of ERISA.  In the event of discontinuance of the Plan, participants will become 100% vested in their accounts.

8.           Concentration of Investments

As of December 31, 2007, the Plan held $169,058,218 of Company common stock, which was approximately 61% of total investments.  Changes in the value of the Company will affect the price of shares held by the Plan.  These changes could be significant.

Chesapeake Energy Corporation
Savings and Incentive Stock Bonus Plan
Notes to Financial Statements
December 31, 2007 and 2006

9.           Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits as of December 31, 2007 and 2006, as reflected in the accompanying financial statements, to the Form 5500:

	2007	2006

Net assets available for benefits per the financial statements	$277,161,632	$169,985,120
Add: Accrued administrative services	52,155	53,480
Less: Adjustment from fair value to contract for fully benefit-responsive investment contracts	(345,106)	(74,377)

Net assets available for benefits per the Form 5500	$276,868,681	$169,964,223

The following is a reconciliation of administrative expenses for the years ended December 31, 2007 and 2006, as reflected in the accompanying financial statements, to the Form 5500:

	2007	2006

Administrative expenses per the financial statements	$179,640	$269,760
Add: Previous year accrued administrative expenses	53,480	35,301
Less: Current year accrued administrative expenses	(52,155)	(53,480)

Administrative expenses per the Form 5500	$180,965	$251,581

Administrative expenses are recorded on the Form 5500 when paid.

The following is a reconciliation of investment income (loss) for the years ended December 31, 2007 and 2006, as reflected in the accompanying financial statements, to the Form 5500:

	2007	2006

Total investment income (loss) per the financial statements	$50,123,253	$(4,325,615)
Add: Previous year adjustment from fair value to contract value for fully benefit-responsive investment contracts	74,377	—
Previous year Nomac Drilling 401(k) Plan adjustment from fair value to contract value for fully-benefit responsive investment contracts	6,190	—
Less: Current year adjustment from fair value to contract value for fully benefit-responsive investment contracts	(345,106)	(74,377)
Previous year Nomac Drilling 401(k) Plan accrued investment expenses	(3,725)	—
Total investment income (loss) per the Form 5500	$49,854,989	$(4,399,992)

Chesapeake Energy Corporation
Savings and Incentive Stock Bonus Plan
Schedule H, line 4i-Schedule of Assets (Held at End of Year)
December 31, 2007

	Description of Investment
	Including Maturity Date
Identity of Issue, Borrower,	Rate of Interest, Collateral,		Current
Lessor, or Similar Party	Par, or Maturity Value	Cost	Value

* Chesapeake Energy Corporation	Common Stock, $0.01 par value	$81,009,078	$169,058,218
American Fnds Fundamental Investors R4 Fnd	Mutual Fund	**	9,500,562
American Fnds Growth Fd of America R4 Fnd	Mutual Fund	**	7,838,452
Davis New York Venture A Fund	Mutual Fund	**	6,365,674
Alger Small Cap Growth Inst I Fund	Mutual Fund	**	4,230,268
PIMCO Total Return Admin Fund	Mutual Fund	**	4,302,208
* Principal LifeTime 2010 Sep Acct	Pooled Separate Account	**	5,421,856
* Principal LifeTime 2020 Sep Acct	Pooled Separate Account	**	10,905,614
* Principal LifeTime 2030 Sep Acct	Pooled Separate Account	**	8,201,454
* Principal LifeTime 2040 Sep Acct	Pooled Separate Account	**	5,756,980
* Principal LifeTime 2050 Sep Acct	Pooled Separate Account	**	1,653,180
* Principal LifeTime Strategic Income Sep Acct	Pooled Separate Account	**	2,882,245
Goldman Sachs MidCap Value I Sep Acct	Pooled Separate Account	**	9,064,170
Fidelity MidCap Growth II Sep Acct	Pooled Separate Account	**	4,244,279
* Principal SmallCap Value Sep Acct	Pooled Separate Account	**	2,593,408
* Principal Diversified International Sep Acct	Pooled Separate Account	**	12,007,260
* Principal Fixed Income 401(A)/(K)	Investment Contract	**	6,556,999
* Principal Self-Directed Brokerage Acct	Common Stock and Mutual Funds	**	2,063,928
Allianz Life Variable Annuity	Insurance Contract	**	100,000
* Participant Loans	Interest rates ranging from 4.00% to 10.50% due through October 2017	**	3,630,773

			$276,377,528

*    Identifies parties-in-interest.
**  Identifies fully participant-directed investment options for which presentation of cost in the Schedule of Assets (Held at End of Year) is not required.

Chesapeake Energy Corporation
Savings and Incentive Stock Bonus Plan
Schedule H, line 4j-Schedule of Reportable Transactions
Year Ended December 31, 2007

Description of Asset	Number of Purchases	Number of Sales	Total Purchase Price	Total Selling Price	Net Gain (Loss)

Chesapeake Energy Corporation Common Stock	556	—	$46,451,357	$—	$—
Chesapeake Energy Corporation Common Stock	—	1,046	$—	$35,728,501	$18,698,965

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Employee Compensation and Benefits Committee of Chesapeake Energy Corporation has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

CHESAPEAKE ENERGY CORPORATION
SAVINGS AND INCENTIVE STOCK BONUS PLAN

By:	/s/ LISA PHELPS
Lisa Phelps, Plan Administrator

Date: June 30, 2008

EXHIBIT INDEX

Exhibit	Description

23	Consent of PricewaterhouseCoopers LLP